SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET
PALO ALTO, CA 94304
(650) 251-5000

FACSIMILE (650) 251-5002

DIRECT DIAL NUMBER (650) 251-5110	E-MAIL ADDRESS wbrentani@stblaw.com

July 12, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:        ClubCorp Holdings, Inc.—Registration Statement on Form S-1

Justin Dobbie
Sonia Bednarowski
Amy Geddes
Margery Reich
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of ClubCorp Holdings, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 2, 2013 (the "comment letter") relating to the above-referenced draft Registration Statement on Form S-1 confidentially submitted to the Staff on June 5, 2013 pursuant to the Jump Start Our Business Startups Act of 2012. The Company is filing concurrently via EDGAR a Registration Statement on Form S-1 (the "Registration Statement"), which has been revised to reflect the Company's responses to the comment letter and generally updates certain information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the Registration Statement.

Form S-1

General

1.
Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that it will supplementally provide the Staff with copies of all written communications, if any, that the Company or anyone authorized on the Company's behalf, present to potential investors in reliance on Section 5(d) of the Securities Act. The Company also confirms that it will supplementally provide the Staff with copies of research reports that it knows of which are published or distributed in reliance on Section 2(a)(3) of the Securities Act, if any.

2.
Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company has included a mock-up of the pictures and graphics on the inside cover of the Registration Statement.

3.
Please ensure that comments issued here are incorporated, as appropriate, into the Form 10-K for the year ended December 25, 2012 for your wholly owned subsidiary, ClubCorp Club Operations, Inc.

The Company acknowledges the Staff's comment and advises the Staff that ClubCorp Club Operations, Inc. will prospectively incorporate the comments received in its future periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended.

Prospectus Summary, page 1

4.
Your summary, in large part, repeats identical information contained in your Business section. Please revise the summary to identify those aspects of the offering and your business that are the most material. Refer to Item 503(a) of Regulation S-K.

In response to the Staff's comment, the Company has shortened the summary section of the prospectus contained in the Registration Statement. As revised, the Company believes that the summary provides an overview of the key aspects of the Company's business and does not contain all of the detailed information in the prospectus.

5.
Please revise the summary section and throughout to eliminate non-substantiable and subjective statements such as your statements regarding your "innovative" programming on page 1, a "lively" environment on page 2, "dedicated" sales personnel on page 2, "well-appointed" clubhouses, "superb" dining venues, "most highly regarded tennis facilities in the United States", "superior" value proposition and "iconic" Mission Hills Country Club on page 4. In addition, please substantiate your statements that your clubs have "become an integral part of many of [your] members' lives" on page 2, that you "pioneered bringing professional management to the club business" on page 6 and that the demand for private golf clubs "is generally more resilient to economic cycles than public golf facilities and other hospitality assets" on page 8.

In response to the Staff's comment, the Company has revised the disclosure on pages 1, 2, 3, 4, 5, 6, 52, 84, 85, 86, 87, 88, 89 and 91 to remove the above-referenced statements. The Company has revised the statement on page 2 and page 86 that the clubs have "become an integral part of many of our member's lives" to state that such statement is a belief. The Company has revised the statement on page 96 that the demand for private golf clubs "is generally more resilient to economic cycles than public golf facilities and other hospitality assets" to clarify that it is the Company's belief that this resiliency can be attributed to their favorable membership demographics. In addition, the Company has deleted the clause "pioneered bringing professional management to the club business" from pages 5 and 89.

Overview, page 1

6.
Please provide support for your statement that you are the largest owner of private golf and country clubs in the United States. Please also disclose how you are measuring largest.

The Company advises the Staff that the Company is the "largest owner of private golf and country clubs in the United States" as measured by number of units owned. As support for this statement, the Company directs the Staff to the data provided by the National Golf Foundation in the third full paragraph on page 99. Please also see response 18 below.

7.
On page 1, you state that $357 million represents 7.8% of your total revenues "for such period." Please clarify what you mean by "for such period" by providing the end date of such period.

In response to the Staff's comment, the Company has revised the disclosure on pages 1 and 85 to provide the end date of such period.

8.
On page 1, you state that you invested in your clubs "to reinvent, upgrade, maintain and build new and existing amenities . to reward [your members'] long-term commitment to [you]." Please clarify what you mean by "long-term commitment to [you]" and explain why that would be one of the primary purposes of these investments.

In response to the Staff's comment, the Company removed the words "in order to reward their long-term commitment to us" from pages 1 and 85.

9.
Please clarify what you mean by "significant" alumni networks on page 2.

In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 85. In addition, in response to the Staff's comment, the Company has expanded the disclosure on page 85 to provide an example of these large alumni networks.

10.
Please balance your disclosure in this section by including a brief discussion of your current debt level.

In response to the Staff's comment, the Company has revised the disclosure on page 2.

Membership-Based Leisure Business with Significant Recurring Revenue, page 2

11.
Please revise the last sentence in the first paragraph of this section to state as a belief.

In response to the Staff's comment, the Company has revised the disclosure on pages 2 and 86.

12.
We note your disclosure that from 2007 to 2012 the total revenue per membership increased by 13.1%. Please disclose the percentage that the total revenue per membership increased each year between 2007 and 2012.

In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 86 to disclose the percentage that membership changed on a compounded annual growth rate basis each year between 2007 and 2012 compared to the amount that total revenue changed on a compounded annual growth rate basis during the same period.

13.
We note that in some instances you refer to "revenue per membership" and in others you refer to "revenue per member." Please tell us whether these are two different metrics. If so, please include a definition and explanation of the utility of each such metric. If not, please revise for consistency.

In response to the Staff's comment, the Company has revised the disclosure on pages 13 and 91 for consistency to refer to "revenue per membership" instead of "revenue per member."

14.
We note that you have included data "provided by Buxton." Please confirm that the market data cited in your prospectus was not commissioned for use in connection with your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

In response to the Staff's comment, the Company confirms that the market data cited in the prospectus was not commissioned for use in connection with this securities offering.

15.
We note your disclosure on page 3 that you believe that the demographics of your member base are an important competitive advantage. Please tell us the basis of your belief that the demographics of your membership base differs from all of your competitors. In addition, please tell us the basis of your belief that the demographic profiles described in the last paragraph of this section on page 3 "were more resilient during the recent recession and will spend more in an improving economy and recovering real estate market than the general population."

In response to the Staff's comment, the Company has revised the disclosure on pages 3 and 87.

Award-Winning and Iconic Clubs, page 3

16.
We note your disclosure that your golf courses feature designs by "some of the world's best-known golf course architects." Please disclose the percentage of your courses that have been designed by these architects. Similarly, please disclose the percentage of your courses that have won national awards.

In response to the Staff's comment, the Company has revised the disclosure on pages 3, 4 and 87. The Company acknowledges the Staff's comment, but advises the Staff that the Company does not believe that the disclosure of the percentage of courses designed by these architects or percentage of courses that have won national awards would be material to investors. The Company advises the Staff that approximately one-fifth of the Company's courses were designed by the mentioned architects.

17.
Please revise your disclosure on page 4 that your clubs provide amenities "that appeal to the whole family" to state as a belief. Similarly, state as a belief that your business clubs are "choice locations for regional and local businesses and civic receptions with high-tech business amenities to support these events" and clarify what you mean by "high-tech business amenities" and "the heart of the nation's influential business districts."

In response to the Staff's comment, the Company has revised the disclosure on pages 4 and 87 to state as a belief that their clubs' amenities "appeal to the whole family" and that the Company's business clubs are "choice locations for regional and local businesses and civic receptions with business amenities to support these events." The Company advises the Staff that is has deleted the reference to "high-tech" business amenities on page 4 and 87 and has revised the disclosure on page 4 and 87 to clarify that the business clubs are located in the "the heart of the nation's influential business districts."

Expansive Network of Clubs and Alliances Providing Scale, page 4

18.
With a view towards revised disclosure, please tell us the basis for your belief that it would be difficult for all of your competitors to provide their members with services and amenities that extend beyond the members' home clubs. In this regard, we note your disclosure on pages 4 and 6 that you have alliances with "other clubs, resorts and facilities." Similarly, please tell us the basis for your belief that your competitors do not have the same level of fee simple ownership of their golf and country clubs. Refer to page 5.

In response to the Staff's comment, the Company has revised the disclosure on pages 4, 87 and 88. As support for the Company's belief that the Company's competitors do not have the same level of fee simple ownership of their golf and country clubs, the Company directs the Staff to the data provided by the National Golf Foundation described in the third full paragraph on page 99. In particular, the Company directs the Staff to the National Golf Foundation data in such paragraph, reporting that only five other companies report owning or operating more than 25 private golf clubs in the United States. While the National Golf Foundation data does not specify the exact number of clubs owned by a company, and instead groups them together as owned or operated, of the five largest other than the Company, the largest owner or operator is The U.S. Air Force Services Agency, which reports a total of 30 private clubs that they either own or operate, as compared to the 80 golf and country clubs owned by the Company.

19.
Please revise the statements in the first complete paragraph on page 5 to state as beliefs.

In response to the Staff's comment, the Company has revised the disclosures on pages 4 and 88.

Seasoned Management Team, page 5

20.
Please remove the aggregated years of experience from pages 5, 6, and 90, and, instead, disclose the numbers of years of experience of each individual or the average if the range of experience is within a reasonably small range. In this regard, we do note that you have provided the individual experience for your chief executive officer and chief financial officer.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 89. The Company advises the Staff that the Company's executives have the following amount of experience:

Name	Position		ClubCorp Tenure	Previous Hospitality / Clubs Experience	Consumer Products / Retail / Multi Unit Experience	Mgmt Consulting / Public Accounting / Private Legal Practice	Related Experience	Total Experience
Eric Affeldt	President & CEO	Dec-06	6	16	0	10	32	32
Curt McClellan	EVP & CFO	Nov-08	4	0	17	2	23	23
Mark Burnett	EVP G&CC	Dec-06	6	18	0	2	26	26
Jamie Walters	EVP of Sales and Revenue	Jul-08	4	19	0	0	23	23
Ingrid Keiser	General Counsel, EVP of People Strategy	Jul-07	5	15	2	3	25	25
David Woodyard	EVP of B&S	Sep-83	29	2	2	0	33	33
Dan Tilley	EVP & CIO	May-07	5	15	0	0	20	20
Total			59	85	21	17	182	182
Average			8	12	3	2	26	26

Our Business Strategy, page 6

Employ Experienced Membership Sales Force, page 6

21.
Please revise to state that it is your belief that your training program addresses all elements of the sales process.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 89.

22.
Please disclose in an appropriate section of your prospectus how often you survey your membership base, how you select the members that will receive a survey and the percentage of members surveyed.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 89 to reflect that the Company does not formally survey their members. The Company does "periodically obtain feedback" from their membership base and has revised the disclosure to state this fact. As a result, the Company advises the Staff, that they do not believe it is necessary to disclose any information with respect to how often they formally survey the membership base, how members that will receive a survey are selected or the percentage of members surveyed.

Leverage Network and Alliance Offerings, page 6

23.
Please revise to include a brief description of the Private Clubs magazine, including whether it is a quarterly magazine and whether recipients of the magazine pay a subscription fee.

In response to the Staff's comment, the Company has revised the disclosure on page 90. The Company advises the Staff that they do collect a small subscription fee with respect to the Private Clubs magazine from their readership, however the amount is not material and, as a result, the Company does not believe it is necessary to disclose the subscription fee.

Take Advantage of Improving Economic Conditions, page 7

24.
Please balance your disclosure in this section by stating here that many of the areas where your clubs are concentrated have been disproportionately affected by the economic downturn. Refer to page 21.

In response to the Staff's comment, the Company has revised the disclosure on pages 6 and 91.

25.
Please disclose the number of new memberships added in 2011 and 2010. In addition, please clarify that although you gained 27,000 new golf and country club memberships, you experienced a net gain of 2,100 golf and country club memberships from 2011 to 2012. Finally, please balance this disclosure by disclosing here that the membership rate of your business, sports and alumni clubs has decreased in recent years.

In response to the Staff's comment, the Company has revised the disclosure on pages 6 and 91. The Company advises the Staff that the business, sports and alumni clubs are included in the 27,000 new memberships that were disclosed in the initial submission of the Company's draft Registration Statement, and therefore do not need to be disclosed separately. The Company advises the Staff that it has revised the disclosure on pages 6 and 91 to disclose that since 2008, the Company has "added on average approximately 25,000 new memberships each year." The Company advises the Staff that this amount includes both golf and country clubs and business, sports and alumni clubs. The Company has provided the Staff with the net member changes by year in the table below.

Ending member count	2012	2011	2010	2009	2008
G&CC	82,719	80,619	79,656	80,024	81,986
B&SC	62,046	62,953	63,967	67,032	73,160

Total	144,765	143,572	143,623	147,056	155,146
Total Clubs	2012	2011	2010	2009
True member adds	26,592	26,000	25,301	23,986
Members lost	(25,399)	(26,051)	(28,734)	(32,076)

Net member change	1,193	(51)	(3,433)	(8,090)

Reinvent Through Strategic Capital Investment, page 7

26.
Please balance the disclosure here to clarify that there is no guarantee that your expenditures in your reinvention projects will increase revenues or "generate a positive return on [your] investment."

In response to the Staff's comment, the Company has revised the disclosure on pages 7 and 94.

27.
We note your disclosure that you plan to continue to identify and prioritize capital projects to add reinvention elements designed to generate attractive returns "similar to those experienced in the past." Please clarify what you mean by "attractive returns" as we note that you have had net losses for the two most recently completed fiscal years and for your most recently completed interim period.

In response to the Staff's comment, the Company has revised the disclosure on pages 7 and 94 to delete the reference to "attractive returns."

Pursue Selected Acquisitions, page 8

28.
We note your disclosure that you "maintain relationships with other club operators, their lenders and boards of directors who may seek to dispose of their club properties or combine membership rosters at a single club location." Please briefly describe these "relationships."

In response to the Staff's comment, the Company has revised the disclosure on page 94.

Risk Factors, page 17

Risks Relating to Our Business, page 17

We may not be able to attract and retain club members, page 17

29.
Please revise to define, in an appropriate place in your prospectus, "semi-private" golf and country clubs.

The Company advises the Staff that it has included a definition of "semi-private" golf and country clubs on page 104.

Increases in our cost of goods, rent, water, utilities and taxes, page 23

30.
We note your disclosure that the cost of goods such as food and beverages accounts for a significant portion of your total property-level operating expense. We also note that the sale of food and beverages accounts for approximately 29% of your total revenues. With a view towards revised disclosure, please tell us whether you have experienced a material increase in the cost of such commodities and, if you have experienced such an increase, how this increase has affected your business.

In response to the Staff's comment, the Company has revised the disclosure on page 22 to disclose that the Company has not experienced a material increase in the cost of these commodities.

We depend on third parties in our joint ventures and collaborative arrangements, page 27

31.   Please briefly define here the term "non-core development entities."

In response to the Staff's comment, the Company has included a definition of "non-core development entities" on page 26.

We are controlled by affiliates of KSL, page 32

32.
Please revise to disclose here the recent payment of a dividend totaling $35 million to the affiliates of KSL that currently own all of the shares of your company.

In response to the Staff's comment, the Company has revised the disclosure on page 32 to disclose the recent dividend payment to an affiliate of KSL that currently owns all of the outstanding shares of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Segment Operations, page 70

33.
We note from your disclosure on page F-35 that you have two reportable segments; however, we note your tabular disclosure on page F-37 that you have aggregated some small operating items as well as some significant assets into "other." Please revise your disclosure to indicate the composition of "Other" and present a comparative discussion thereof in this section. The disclosure in your financial statement footnote should also be revised to discuss the composition of "Other." If you believe no discussion is required, support your position in your response.

In response to the Staff's comment, the Company has revised the disclosures on pages 55, F-36 and F-61 to clarify the composition of "Other." In addition, the Company has expanded the disclosure on pages 62, 66 and 71 to include a comparative discussion of "Other."

Critical Accounting Policies, page 79

Revenue Recognition, page 80

34.
We note your disclosure here that service charges in excess of amounts paid to employees are recognized in revenue. Please explain and illustrate for us the basis for your accounting policy in greater detail.

The Company acknowledges the Staff's comment and advises the Staff that it is typical for customers to pay tips or gratuities to servers for food and beverage service in a variety of service industries (e.g. restaurant, lodging, etc.). Accordingly, a nondiscretionary service charge of 18-22% is added to each member's food and beverage transaction at the Company's clubs when services are provided. Essentially, the means for members to equivalently tip their servers is through the nondiscretionary service charge added to a member's food and beverage ticket, and the Company does not facilitate a means to provide an incremental service charge as a tip beyond that which is already included on the food and beverage ticket as there is no allocated space on the ticket for a member to do so. While such instances are limited, a member may request to adjust the ticket downward for perceived inferior service received at our clubs and it is our policy to comply with such member requests (analogous to a situation where a customer in a typical restaurant setting may choose to leave little or no tip for unsatisfactory service received).

In considering our members' perspective, we believe that our members understand the service charge is the equivalent of a tip they would pay in a restaurant or bar environment. The amount of the service charges distributed to servers varies by club and ranges from 75% to 85%, which essentially results in an amount received by the server that is consistent with industry norms for tips in a food and beverage service environment (e.g. 75% of a 20% service fee results in a payment of approximately 15% of the price of the food and/or beverage purchased). The distributed amount to each individual server is based on a defined formula at each club and equitable allocation methodology, and servers sign an agreement upon employment acknowledging the service charge distribution arrangement.

The portion of the service charge that is not distributed to the servers is recognized as revenue in the Company's income statement; this portion of the service charge is intended to offset a portion of expenses related to salaried employees overseeing food and beverage service who are not customarily tipped in a restaurant industry setting. The portion of the service charge that is distributed to the servers is reflected on a net basis, as the Company views the amount received by the servers to be substantially equivalent to a variable tip provided by our members to our servers for service provided. Essentially, the service charge is the member's means to equivalently tip the servers in the Company's clubs.

We believe that reflecting the entire service charge amount as revenue would not be consistent with the substance of the service charge and would actually result in an income statement presentation that inappropriately overstates the Company's revenues. We believe our accounting policy is supported by analogy to the multiple element arrangement accounting principles pursuant to Accounting Standards Codification ("ASC") Subtopic 605-25 Multiple Element Arrangements ("ASC 605-25") and the accounting principles present in ASC Subtopic 605-45 Principal Agent Considerations ("ASC 605-45") in revenue recognition.

By analogy to the ASC 605-25 framework, we believe that the portion of the service charge that is distributed to the servers and the portion of the service charge retained by the Company should be separated into a revenue and non-revenue element analogous to the concepts in paragraph 15-3A of ASC 605-25. Once separated, we account for the revenue element pursuant to general revenue recognition principles in SEC Staff Accounting Bulletin Topic 13, Revenue Recognition, and the non-revenue element on a basis that accurately reflects the substance of the pass-through amount (i.e. as tips provided to servers in the food and beverage service industry) which is analogous to the accounting policy election to present taxes collected from customers and remitted to governmental authorities on a net basis pursuant to ASC 605-45-50-3.

Business, page 85

Competitive Strengths, page 87

Award-Winning and Iconic Clubs, page 88

35.
We note your disclosure that your golf clubs have won numerous local and national awards. Please briefly state the criteria for such awards so that investors can understand the significance of such awards. Similarly, we note your disclosure that your clubs "frequently appear on national and local 'best of' lists for golf, tennis and dining." Please revise to disclose additional information regarding such lists so that investors may determine the significance of your appearance on such lists.

In response to the Staff's comment, the Company has revised the disclosure on page 87. The Company advises the Staff that it does not believe that the disclosure of the criteria for these awards, or more information with respect to the "best of" lists for golf, tennis and dining, would be material to investors.

Diversification, page 89

36.
We note your disclosure that you are not reliant on any one geographic region and your disclosure that you have "strategic concentrations of golf and country clubs in Texas, California and Florida." On page 89, you list the percentage earned by your ten largest clubs but not the percentage of revenue earned by each geographic region. Please revise to disclose the percentage of your revenues earned in Texas, California and Florida.

In response to the Staff's comment, the Company has revised the disclosure on pages 4 and 88.

Business Strategy, page 90

Employ Experienced Membership Sales Force, page 90

37.
Please disclose the relationships you have with real estate brokers and developers. Refer to the first paragraph of this section.

In response to the Staff's comment, the Company has revised the disclosure on page 89.

Leverage Network and Alliance Offerings, page 91

38.
We note your disclosure on page 91 that 51% of your new members purchased the O.N.E. program "where it is offered." Please provide quantitative information regarding the number of clubs where you offer the O.N.E. program.

The Company directs the Staff to the sentence prior to the questioned statement which discloses that as of March 19, 2013, 70 of its clubs offer the O.N.E. program to their members.

39.
We note your disclosure regarding your alliances with leisure-oriented businesses. Please revise to provide a brief description of the material terms of the agreements that you have with such businesses. For example, disclose whether there are any costs associated with obtaining discounts and upgrades from such businesses for the program participants.

In response to the Staff's comment, the Company has revised the disclosure on page 90.

Develop Innovative and Relevant Programming, page 91

40.
Please revise to disclose ancillary revenue per member improvement for the fiscal year ended December 25, 2012 as compared to the fiscal year ended December 27, 2011.

In response to the Staff's comment, the Company has revised the disclosure on page 91.

Take Advantage of Improving Economic Conditions, page 92

41.
Please disclose the increase in new membership sales for your Coto de Caza club in 2012 as compared to the new membership sales in 2011.

In response to the Staff's comment, the Company has revised the disclosure on page 92.

Reinvent Through Strategic Capital Investment, page 93

42.
We note that you expect approximately $4.8 million in tenant contributions in fiscal year 2013. Please tell us the basis for your expectation. Refer to page 94.

In response to the Staff's comment, the Company has revised the disclosure on page 93.

Pursuing Selected Acquisitions, page 95

43.
Please revise to remove the word "proven" in the first paragraph of this section on page 95. Additionally, please revise to describe your "rigorous" evaluation of potential acquisitions.

In response to the Staff's comment, the Company has revised the disclosure on pages 7 and 94 to delete the above referenced statements.

Industry and Market Opportunity, page 96

Business Club Industry Overview, page 99

44.
Please tell us the basis of your belief that the utilization of your clubs is comparable to the restaurant and hospitality industries.

The Company advises the Staff that no specific industry designation is available with respect to the Company's business, sports and alumni clubs. These clubs are used by the Company's members for, among other things, dining, socializing, work, networking and private events. As a result, the Company believes that the utilization of the business, sports and alumni clubs is most closely comparable to the restaurant and hospitality industries.

Sales and Marketing, page 101

45.
Please discuss the types of awards that your quarterly lifestyle magazine has won, including the criteria of such awards, the organizations that provided the awards and the number of times your magazine has won these awards. In addition, please disclose the circulation of your magazine.

In response to the Staff's comment, the Company has revised the disclosure on page 100.

Intellectual Property, page 103

46.
We note your disclosure on page 6 regarding your proprietary Bell Notes training program and your proprietary Member Dashboard. Please revise to include disclosure in this section regarding each or tell us why this is not necessary.

The Company advises the Staff that it has not filed any copyrights with the U.S. Copyright Office with respect to the Bell Notes training program or the Member Dashboard. As a result, the Company does not believe it is necessary to include disclosure regarding these items in the discussion of the Company's intellectual property on page 102.

Management, page 108

47.
Please revise to disclose the amount of compensation provided to your directors in the most recently completed fiscal year pursuant to Item 402(r) of Regulation S-K.

The Company advises the Staff that other than Eric Affeldt, and only in his role as an employee of the Company, no director has received compensation during the most recently completed fiscal year.

48.
Please revise to disclose the percentage of board members that the affiliates of KSL may nominate based upon their collective ownership of your common stock. We note that this percentage changes based on KSL's ownership of your common stock. Please disclose the percentage based upon each ownership level.

In response to the Staff's comment, the Company has revised the disclosure on page 110.

Equity-Based Awards, page 117

49.
We note your disclosure on pages 118 and 119 regarding the Class A, B and C Units of Fillmore. Please revise your risk factors section to include a discussion of the conflict of interest this form of compensation may have or tell us why this is not necessary. In addition, please revise to clarify if the Management Profits Interest Program will continue to serve as a form of compensation for your employees following the offering.

The Company advises the Staff that employees will no longer receive profits interests under the Management Profits Interest Program following the offering. All future grants to employees will be made under the Company's existing stock plan.

Certain Relationships and Related Party Transactions, page 133

Management Agreement, page 132

50.
Please revise here or in your Business section to disclose whether and how you intend to replace the management services provided to you by an affiliate of KSL.

The Company acknowledges the Staff's comment and advises the Staff that the Management Agreement will terminate upon consummation of the offering and there are no management services that will need to be replaced as a result.

Usage Agreements and Other Arrangements, page 133

51.
Please disclose, if possible, the approximate dollars amounts associated with each of the agreements in this section.

In response to the Staff's comment, the Company has revised the disclosure on page 132 to disclose the approximate dollar amounts requested.

Offer Letters, page 133

52.
We note your disclosure that you have entered into termination and change of control arrangements with your executive officers. To the extent material, please revise your executive compensation section to disclose the material terms of these contracts or arrangements. Please refer to Item 402(q)(2) of Regulation S-K.

The Company advises the Staff that the sole change of control arrangement that remained in effect at the time the Company initially submitted the Registration Statement was with James Walters. This change of control arrangement expired on July 9, 2013. As a result, the Company believes that no additional disclosure is required. The Company advises the Staff that to the extent they do enter into any new termination or change of control arrangements with any executive officers, the terms of such agreements will be disclosed.

Principal and Selling Stockholders, page 135

53.
Please revise to disclose that the selling stockholders may be deemed to be underwriters pursuant to Section 2(a)(11) of the Securities Act.

In response to the Staff's comment, the Company has revised the disclosure on page 155.

Financial Statements, page F-1

Note 15—Segment Information, page F-35

54.
We note from your disclosure on page F-37 that foreign operations are primarily located in Mexico. Given your disclosure on page 8 that you have two management agreements for business clubs currently being developed in Tianjin, China and Hefei, China, in addition to your existing club in Beijing, China, and your disclosure on page 84 that you have three golf clubs in Mexico and one business club in China, please either revise the geographic information to state separately Mexican and Chinese revenue and long-lived assets, or tell us why you believe such a distinction is unnecessary.

The Company advises the Staff that revenues and total assets by country for the applicable periods presented are as follows:

	2012	2011	2010
	(in millions)
Revenues
China	$0.5	$0.1	$0.1
Mexico	6.3	7.2	7.8
Long-Lived Assets
China	—	—
Mexico	27.2	25.4

The Company believes that the revenues and long-lived assets of the Company's China operations relative to total foreign operations is immaterial and therefore believes that such distinction is unnecessary, consistent with ASC 280-10-50-41.

* * * * * * *

Please call me (650-251-5110) or Kathleen Layton (650-251-5036) if you wish to discuss our responses to the comment letter.

Very truly yours,
William Brentani